Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

April 30, 2015

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Fund”)
(File Nos. 2-92633 and 811-04087)

Dear Sir or Madam:

This letter serves to provide our responses to the SEC staff’s comments received via a telephone call on April 14, 2015 regarding the issues listed below.

Unconstrained Bond Series Prospectus

1.	Comment: Please update the Series and Class identifiers for the Unconstrained Bond Series before the 485(b) filing.

Response: Accepted. The Series and Class identifiers have been updated.

2.	Comment: Please disclose the prior name of the Unconstrained Bond Series as well as the date that the name was changed.

Response: Language responsive to this request has been added to the “The Fund” section of the Statement of Additional Information.

3.	Comment: Please confirm that the fees and expenses incurred indirectly by the Unconstrained Bond Series as a result of investment in shares of one or more acquired funds are not expected to exceed 0.01% of the average net assets of the Series during the current fiscal year, or alternatively, add an “Acquired Fund Fees and Expenses” sub-caption to the “Annual Fund Operating Expenses” table and disclose in the sub-caption the estimated fees and expenses to be incurred indirectly by the Series as a result of investment in shares of one or more acquired funds during the current fiscal year.

Response: An “Acquired Fund Fees and Expenses” sub-caption disclosing the estimated fees and expenses to be incurred indirectly by the Series as a result of investment in shares of one or more acquired funds during the current fiscal year has been added to the Series’ “Annual Fund Operating Expenses” table.

4.	Comment: Please explain the meaning of the term “unconstrained” in the name of the Unconstrained Bond Series.

Response: Accepted. The following language has been added to the “Principal Investment Strategies” section:

The Series employs an absolute return investment approach, which means that it seeks to achieve a positive total return in diverse market environments over time. Accordingly, the Series invests across the fixed income universe, and it is not constrained by any particular fixed income asset classes or benchmarks.

5.	Comment: Please confirm supplementally that the derivatives included as investments that satisfy the Unconstrained Bond Series’ 80% test will be valued for purposes of the Series’ 80% test based on their market (as opposed to notional) value, and that such derivatives will be marked to market daily.

Response: The Fund confirms that derivatives included as investments that satisfy the Series’ 80% test will generally be valued for purposes of the Series’ 80% test based on their market (as opposed to notional) value, and such derivatives will generally be marked to market daily.

6.	Comment: Please consider creating a separate interest rate risk paragraph in the “Principal Risks of Investing in the Series” section and moving the discussion regarding duration from the “Maturity and Portfolio Duration” sub-section of the “Principal Investment Strategies” section to such interest rate risk paragraph.

Response: Declined; the Fund believes that the placement of the interest rate risk and duration disclosure is appropriate.

7.	Comment: Please confirm supplementally that the Unconstrained Bond Series will segregate assets, or otherwise “cover” its obligations under total return swaps and other derivative instruments in accordance with SEC and Staff guidance.

Response: The Fund confirms that the Series will segregate assets or otherwise “cover” its obligations with respect to its derivatives positions in a manner it determines to be appropriate in light of Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (April 18, 1979), the Staff’s related no-action letters, and other published Staff interpretative materials.

8.	Comment: Please consider creating separate currency risk and emerging markets risk paragraphs in the “Principal Risks of Investing in the Series” section.

Response: A separate emerging markets risk paragraph has been added to the section. The Fund believes, however, that currency risk is appropriately addressed in the section’s “Foreign securities risk” paragraph.

9.	Comment: Please change the Unconstrained Bond Series’ primary benchmark from the Citigroup 3-Month T-Bill Index to an index that is representative of the Series’ strategy.

Response: Disclosure has been added to the “Principal Investment Strategies” section to clarify that the Series employs an absolute return investment approach (see response to Comment 4 above). Accordingly, the Fund believes that the Citigroup 3-Month T-Bill Index is an appropriate benchmark for the Series. Furthermore, the Fund notes that a number of mutual funds with similar strategies use benchmarks based on short-term instruments, such as 3-Month T-Bills.

10.	Comment: Please confirm that the principal risk disclosure provided in response to Item 4 of Form N-1A appropriately summarizes the principal risk disclosure provided in response to Item 9 of Form N-1A.

Response: The Fund confirms that the principal risk disclosure provided in response to Item 4 of Form N-1A appropriately summarizes the principal risk disclosure provided in response to Item 9 of Form N-1A.

Strategic Income Series Prospectus

11.	Comment: Please conform the first sentence of the Strategic Income Conservative Series’ “Principal Investment Strategies” section to the Series’ “Investment Goal.”

Response: The Fund respectfully declines to make the requested change because it believes that the disclosure in the Series’ “Principal Investment Strategies” section is consistent with the Series’ “Investment Goal.”

12.	Comment: Please confirm that the terms “MLP” and “REOC” are defined at first use.

Response: The Fund confirms that the terms are defined at first use.

13.	Comment: Please revise the Strategic Income Moderate Series’ “Investment Goal” to make pursuing long-term capital growth a secondary goal.

Response: The Fund respectfully declines to make the requested change, because generating income and pursuing long-term capital growth are both primary goals of the Series.

Statement of Additional Information

14.	Comment: The Unconstrained Bond Series’ fundamental industry concentration restriction contains a carve-out for obligations of state or municipal governments and their political subdivisons. Please revise the fundamental restriction to limit the carve-out to tax-exempt obligations.

Response: Because the restriction is fundamental, it may only be changed with approval of the Series’ shareholders. In response to a similar comment received from the Staff in 2013, the Fund’s Board of Directors approved a non-fundamental industry concentration restriction, which is included in the Statement of Additional Information, to effectuate the requested change.

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Fund’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Fund will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

Please call me if you have any questions relating to the above. I can be reached at (585) 325-6880.

Sincerely,

/s/ Jodi L. Hedberg

Jodi L. Hedberg

Corporate Secretary

cc:	Ashley Vroman-Lee, Securities and Exchange Commission
Timothy Levin, Morgan, Lewis & Bockius LLP
Richard Yates, Manning & Napier Advisors, LLC